

Mail Stop 3233

June 30, 2016

Via E-mail
Jilliene Helman
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

**Re: MogulREIT I, LLC
Amendment No. 1 to
Draft Offering Statement on Form 1-A
Submitted June 6, 2016
CIK No. 367-00040**

Dear Ms. Helman:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

2. We note your response to comment 4 of our prior letter. Please note that we are still considering your response and may have further comments.

Management Compensation, page 82

3. We note your disclosure that your Manager will receives fees for services related to the investment and management of your assets and that operating expenses to be reimbursed

to your Manager do not include your Manager's or Realty Mogul Co.'s overhead, employee costs, utilities or technology costs. Please disclose whether your Manager provides similar management services to other entities. Also disclose whether any portion of your management fee will be allocated to the payment of executive officers. We note that Item 11 of Form 1-A requires disclosure of all proposed compensation to be paid to individuals in their capacities as executive officers or directors.

Investment Objectives and Strategy, page 92

4. Please discuss in greater detail your finance strategy with respect to types of financing, such as, long or short term, secured or unsecured, fixed or floating, bank or securitizations, etc.

Exhibits

5. We note that the issuer intends to qualify as a REIT. Please provide as an exhibit a tax opinion that discusses the material tax aspects of the offering. See Item 12 of Industry Guide 5.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Ryan Sakamoto, Esq. (via E-mail)
        RM Adviser, LLC

        Robert Rosenblum, Esq. (via E-mail)
        Wilson Sonsini Goodrich & Rosati, Professional Corporation